UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER
000-53548

CUSIP NUMBER
399818202
(Check One):

[X] Form 10-K [ ] Form  20-F  [ ] Form  11-K  [ ] Form  10-Q [ ] Form  10-D [  ] Form N-SAR [  ]Form N-CSR

For Period Ended:         June 30, 2021

[  ]  Transition  Report on Form  10-K
[  ]  Transition  Report  on Form  20-F
[  ]  Transition  Report on Form 11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Grow Capital, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2485 Village View Drive, Suite 180,
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

We are filing this extension in order to provide more time for our independent registered public accounting firm to complete the audit testing and review of our consolidated financial statements and the notes to those statements.   Results of certain common control entities which are consolidated into the Company's financial reports require complex analysis of adoption of ASC 606 in order to comply with the requirements, the data for which is still being compiled and analyzed.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Terry Kennedy	702	830-7919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[X] Yes [  ] No

The Company is expecting to report significant increases to both revenues and expenses during the most current fiscal year ended June 30, 2021, as compared to June 30, 2020. This change is predominantly due to the acquisition of operating subsidiary PERA LLC in August 2020, and the resulting change in presentation to include the operations of certain entities under common control.  Upon the acquisition of PERA LLC, the Company’s reports reflect combined entities that meet the criteria of having common control with Grow Capital and its controlled subsidiaries, the operations of which are included in our consolidated and combined financial statements.  Further, one of these entities has been required for the purposes of our financial reporting to adopt ASC 606, the impact of which requires substantial review and analysis by the Company and our independent registered public accounting firm   At the date of this report, the Company’s auditors have not yet finished their testing and review of the consolidated financial data and therefore the Company has not provided quantified operational results.

Grow Capital, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2021	By:	/s/ Terry Kennedy
	Name: Title:	Terry Kennedy Chief Executive Officer

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